                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            Information Statement Pursuant to Rules 13d-1 and 13d-2
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                    APW Ltd.
          ------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $.01 per share
          ------------------------------------------------------------
                         (Title of Class of Securities)


                                   G04397 10 8
          ------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2001
          ------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                                [ ] Rule 13d-1(b)

                                [X] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------                            --------------------
     CUSIP No. G04397 10 8                 13G                Page 2 of 6 Pages
--------------------------------                            --------------------

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1.         NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Brookside Capital Partners Fund, L.P.
                 EIN No.: 04-3313066
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                                                                   (a)    [_]
2.         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                   (b)    [_]
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3.         SEC USE ONLY

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4.         CITIZENSHIP OR PLACE OF ORGANIZATION
                    Delaware
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                           5.      SOLE VOTING POWER
    NUMBER OF
     SHARES                             None
   BENEFICIALLY         --------------------------------------------------------
    OWNED BY
      EACH                 6.      SHARED VOTING POWER
    REPORTING                           None
     PERSON             --------------------------------------------------------
      WITH
                           7.      SOLE DISPOSITIVE POWER

                                        None
                        --------------------------------------------------------

                           8.      SHARED DISPOSITIVE POWER
                                        None
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9.         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    None
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           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES        [_]
10.        CERTAIN SHARES*
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11.        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)     0.00%

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12.        TYPE OF REPORTING PERSON*
                             PN

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Item 1(a).     NAME OF ISSUER

       The name of the issuer to which this filing on Schedule 13G relates is APW Ltd. (the "Company").

Item 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

       The principal executive offices of the Company are located at N22 W23685 Ridgeview Parkway West, Waukesha, WI 53188-1013.

Item 2(a).     NAME OF PERSON FILING

       This Statement is being filed on behalf of Brookside Capital Partners Fund, L.P., a Delaware limited partnership (the "Brookside Fund"). Brookside Capital Investors, L.P., a Delaware limited partnership ("Brookside Investors"), is the sole general partner of the Brookside Fund. Brookside Capital Management, LLC, a Delaware limited liability company ("Brookside Management"), is the sole general partner of Brookside Investors. Mr. Roy Edgar Brakeman, III is the sole managing member of Brookside Management.

Item 2(b).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

       The principal business address of each of the Brookside Fund, Brookside Investors and Brookside Management is 111 Huntington Avenue, Boston, Massachusetts 02199.

Item 2(c).     CITIZENSHIP

       Each of the Brookside Fund, Brookside Investors and Brookside Management is organized under the laws of the State of Delaware. Mr. Brakeman is a citizen of the United States.

Item 2(d).     TITLE OF CLASS OF SECURITIES

       The class of equity securities of the Company to which this filing on
Schedule 13G relates is Common Stock, par value $.01 per share.

Item 2(e).     CUSIP NUMBER

       The CUSIP number of the Company's Common Stock is G04397 10 8


Item 3. IF THIS STATEMENT IS FILED PURSUANT TO (S)(S) 240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A: Not applicable.

(a)  [_]  Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).
(b)  [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 73c).
(c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [_]  An investment adviser in accordance with(S)13d-1(b)(1)(ii)(E).
(f) [_] An employee benefit plan or endowment fund in accordance with(S)240.13d-1(b)(1)(ii)(F).
(g) [_] A parent holding company or control person in accordance with(S)240.13d-1(b)(1)(ii)(G).
(h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).
(i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).
(j)  [_]  Group, in accordance with(S)240.13d-1(b)(1)(ii)(J).

     [x]  IF THIS STATEMENT IS FILED PURSUANT TO(S)240.13D-1(C), CHECK THIS BOX.


Item 4.     OWNERSHIP
Item 4(a).  AMOUNT BENEFICIALLY OWNED

       None

Item 4(b).  PERCENT OF CLASS

       0.00%

Item 4(c). NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

         (i)  sole power to vote or to direct the vote:                   None
        (ii)  shared power to vote or to direct the vote:                 None
       (iii)  sole power to dispose or to direct the disposition of:      None
        (iv)  shared power to dispose or to direct the disposition of:    None

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following [X].

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

            Not Applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY:

            Not Applicable.

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

            Not Applicable.

Item 9.     NOTICE OF DISSOLUTION OF GROUP

            Not Applicable.

Item 10.    CERTIFICATION

            Inasmuch as the reporting persons are no longer the beneficial owners of more than five percent of the number of shares outstanding, the reporting persons have no further reporting obligation under Section 13(d) of the Securities and Exchange Commission thereunder, and the reporting persons have no obligation to amend this Statement if any material change occurs in the facts set forth herein. By signing below, the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


Dated:   February 14, 2002

                                           BROOKSIDE CAPITAL PARTNERS FUND, L.P.

                                           By:  /s/ Domenic J. Ferrante
                                                --------------------------------
                                                Name:  Domenic J. Ferrante
                                                Title: Managing Director